Exhibit 99.1

As used herein, “AGSA” or the “Company” refer to Ardagh Group S.A., and “we”, “our”, “us”, “Ardagh” and the “Group” refer to AGSA and its consolidated subsidiaries, unless the context requires otherwise.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended June 30, 2021			Three months ended June 30, 2020
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,874	–	1,874	1,606	–	1,606
Cost of sales		(1,583)	(11)	(1,594)	(1,371)	(2)	(1,373)
Gross profit		291	(11)	280	235	(2)	233
Sales, general and administration expenses		(86)	(21)	(107)	(75)	(3)	(78)
Intangible amortization		(60)	–	(60)	(58)	–	(58)
Operating profit		145	(32)	113	102	(5)	97
Net finance expense	6	(99)	(8)	(107)	(71)	(74)	(145)
Share of post-tax loss in equity accounted joint venture	9	(14)	(5)	(19)	(13)	(4)	(17)
Profit/(loss) before tax		32	(45)	(13)	18	(83)	(65)
Income tax (charge)/credit		(13)	1	(12)	(8)	14	6
Profit/(loss) from continuing operations		19	(44)	(25)	10	(69)	(59)
Loss from discontinued operation, net of tax	15	–	–	–	–	(5)	(5)
Profit/(loss) for the period		19	(44)	(25)	10	(74)	(64)

Loss attributable to:
Equity holders				(25)			(64)
Non-controlling interests				–			–
Loss for the period				(25)			(64)

Loss per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.10)			$(0.27)

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders	7			$(0.10)			$(0.25)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Six months ended June 30, 2021			Six months ended June 30, 2020
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	3,648	–	3,648	3,228	–	3,228
Cost of sales		(3,079)	(14)	(3,093)	(2,731)	(2)	(2,733)
Gross profit		569	(14)	555	497	(2)	495
Sales, general and administration expenses		(186)	(26)	(212)	(173)	(6)	(179)
Intangible amortization		(121)	–	(121)	(116)	–	(116)
Operating profit		262	(40)	222	208	(8)	200
Net finance expense	6	(168)	(13)	(181)	(105)	(74)	(179)
Share of post-tax loss in equity accounted joint venture	9	(19)	(18)	(37)	(12)	(8)	(20)
Profit before tax		75	(71)	4	91	(90)	1
Income tax charge		(29)	3	(26)	(32)	28	(4)
Profit/(loss) from continuing operations		46	(68)	(22)	59	(62)	(3)
Profit from discontinued operation, net of tax	15	–	–	–	–	22	22
Profit/(loss) for the period		46	(68)	(22)	59	(40)	19

(Loss)/profit attributable to:
Equity holders				(22)			19
Non-controlling interests				–			–
(Loss)/profit for the period				(22)			19

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share attributable to equity holders	7			$(0.09)			$0.08

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders	7			$(0.09)			$(0.01)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
	Note	$'m	$'m	$'m	$'m
(Loss)/profit for the period		(25)	(64)	(22)	19

Other comprehensive income/(expense):
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		3	5	–	(10)
		3	5	–	(10)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		54	(5)	121	(1)
-Movement out of reserve to income statement		8	13	(20)	(2)
-Movement in deferred tax		(7)	(4)	(14)	2
		55	4	87	(1)
Loss recognized on cost of hedging:
-New fair value adjustments out of reserve		–	(1)	(1)	(5)
-Movement out of reserve		–	–	(1)	–
		–	(1)	(2)	(5)

Share of other comprehensive income/(expense) in equity accounted joint venture	9	9	7	(5)	12

Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	12	(9)	(127)	143	(162)
-Deferred tax movement on employee benefit obligations		19	28	(17)	46
		10	(99)	126	(116)

Share of other comprehensive income/(expense) in equity accounted joint venture	9	1	(7)	8	(1)

Total other comprehensive income/(expense) for the period		78	(91)	214	(121)

Total comprehensive income/(expense) for the period		53	(155)	192	(102)

Attributable to:
Equity holders		53	(155)	192	(102)
Non-controlling interests		–	–	–	–
Total comprehensive income/(expense) for the period		53	(155)	192	(102)

Attributable to:
Continuing operations		53	(150)	192	(124)
Discontinued operation		–	(5)	–	22
Total comprehensive income/(expense) for the period		53	(155)	192	(102)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At June 30,	At December 31,
		2021	2020
	Note	$'m	$'m
Non-current assets
Intangible assets	8	2,607	2,756
Property, plant and equipment	8	3,238	2,945
Derivative financial instruments		24	9
Deferred tax assets		236	245
Investment in material joint venture	9	344	390
Other non-current assets		77	73
		6,526	6,418
Current assets
Inventories		1,024	923
Trade and other receivables		1,245	869
Contract assets		140	139
Derivative financial instruments		92	36
Cash and cash equivalents		3,541	1,267
		6,042	3,234
TOTAL ASSETS		12,568	9,652

Equity attributable to owners of the parent
Issued capital	10	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		220	164
Retained earnings		(2,285)	(2,326)
		(265)	(362)
Non-controlling interests		1	1
TOTAL EQUITY		(264)	(361)

Non-current liabilities
Borrowings	11	9,187	6,481
Lease obligations	11	351	283
Employee benefit obligations		653	811
Derivative financial instruments		16	26
Deferred tax liabilities		388	369
Provisions		58	55
		10,653	8,025
Current liabilities
Borrowings	11	5	14
Lease obligations	11	95	83
Interest payable		72	43
Derivative financial instruments		77	104
Trade and other payables		1,754	1,579
Income tax payable		124	115
Provisions		52	50
		2,179	1,988
TOTAL LIABILITIES		12,832	10,013
TOTAL EQUITY and LIABILITIES		12,568	9,652

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non-
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
At January 1, 2020	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)
Profit for the period	–	–	–	–	–	–	19	19	–	19
Other comprehensive (expense)/income	–	–	–	(13)	15	(6)	(117)	(121)	–	(121)
Hedging losses transferred to cost of inventory	–	–	–	–	19	–	–	19	–	19
Dividends paid (Note 14)	–	–	–	–	–	–	(69)	(69)	–	(69)
At June 30, 2020	23	1,292	485	152	23	5	(2,348)	(368)	1	(367)

At January 1, 2021	23	1,292	485	111	41	12	(2,326)	(362)	1	(361)
Loss for the period	–	–	–	–	–	–	(22)	(22)	–	(22)
Other comprehensive (expense)/income	–	–	–	(8)	90	(2)	134	214	–	214
Hedging gains transferred to cost of inventory	–	–	–	–	(24)	–	–	(24)	–	(24)
Dividends paid (Note 14)	–	–	–	–	–	–	(71)	(71)	–	(71)
At June 30, 2021	23	1,292	485	103	107	10	(2,285)	(265)	1	(264)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations	13	279	295	267	104
Interest paid		(114)	(73)	(133)	(157)
Income tax paid		(15)	(11)	(19)	(23)
Cash flows from/(used in) operating activities		150	211	115	(76)

Cash flows used in investing activities
Purchase of property, plant and equipment		(181)	(102)	(425)	(226)
Purchase of software and other intangibles		(2)	(3)	(5)	(5)
Proceeds from disposal of property, plant and equipment		1	1	1	1
Other investing cash flows		–	–	(13)	–
Investing cash flow used in continuing operations		(182)	(104)	(442)	(230)
Proceeds from disposal of discontinued operation		–	32	–	32
Net cash used in investing activities		(182)	(72)	(442)	(198)

Cash flows from financing activities
Proceeds from borrowings	11	2,766	3,236	2,766	4,068
Repayment of borrowings		(3)	(2,735)	(9)	(2,753)
Early redemption premium paid		–	(61)	–	(61)
Lease payments		(28)	(23)	(55)	(45)
Deferred debt issue costs paid		(26)	(17)	(30)	(22)
Dividends paid		(71)	(69)	(71)	(69)
Consideration paid on maturity of derivative financial instruments	11	–	–	(5)	–
Net cash inflow from financing activities		2,638	331	2,596	1,118
					–
Net increase in cash and cash equivalents		2,606	470	2,269	844

Cash and cash equivalents at beginning of period		921	962	1,267	614
Foreign exchange gains/(loss) on cash and cash equivalents		14	16	5	(10)
Cash and cash equivalents at end of period	11	3,541	1,448	3,541	1,448

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011.

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of sustainable innovative, value-added rigid packaging solutions. The Group’s products include metal beverage cans and glass containers primarily for beverage and food markets. End-use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and water, as well as food and pharmaceuticals. Ardagh also holds a stake of approximately 42% in Trivium Packaging B.V. (“Trivium”), a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

On February 22, 2021, the Group entered into a business combination agreement with Gores Holdings V Inc., a special purpose acquisition company sponsored by an affiliate of The Gores Group (“Gores Holdings V”), under which Gores Holdings V will combine with Ardagh’s metal packaging business to create an independent, pure-play beverage can public company, Ardagh Metal Packaging S.A. (“Ardagh Metal Packaging” or “AMP”). AMP also announced its intention to apply to list its shares on the NYSE.

Ardagh’s metal packaging business is a leading supplier of beverage cans globally, with a particular focus on the Americas and Europe. The business supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. Ardagh’s metal packaging business operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020.

Additional investors committed to participate in the proposed business combination by purchasing 60 million shares of AMP for an aggregate purchase price of $600 million in a private placement at $10.00 per share.

In connection with the transactions, on March 12, 2021, two affiliates of the Ardagh Group (the “Co-Issuers”) issued green bonds of $2.8 billion equivalent, consisting of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029 (the “AMP Notes Issuance”).

In connection with the proposed business combination, the Group effected on April 1, 2021 a series of transactions that resulted in (a) the equity interests of Ardagh Packaging Holdings Limited, an Irish subsidiary of the Group, and certain other subsidiaries of the Group that are engaged in the metal beverage can business (the “AMP Business”) being directly or indirectly owned by Ardagh Metal Packaging (all such entities collectively, the “AMP Entities”) and (b) any assets and liabilities relating to the business of the Group (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of the Group that are not AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of the Group (other than the AMP Entities) being transferred to the AMP Entities (such transactions, collectively, the “AMP Transfer”).

On completion of the AMP Transfer on April 1, 2021, $2.3 billion of the proceeds of the AMP Notes Issuance was paid to the Group on their release from escrow. In addition to such cash consideration, a promissory note in the amount of $1,085 million was issued by AMP to the Company (the "AMP Promissory Note") and the Company also has a contingent right to receive upon the achievement of certain performance measures up to 60.73 million additional shares in AMP (the “Earnout Shares”).

Ardagh Group S.A.

In connection with the AMP Notes Issuance, the Group designated the Co-Issuers and the AMP entities as unrestricted subsidiaries under its bond indentures and the Global Asset Based Loan Facility.

On April 1, 2021, the Group reduced the size of Global Asset Based Loan Facility from $700 million to $500 million in connection with the designation of the AMP entities as unrestricted subsidiaries.

Assuming no share redemptions by the public stockholders of Gores Holdings V, approximately $525 million in cash held in Gores Holdings V’s trust account, together with the $600 million in private placement proceeds will be used to settle the AMP Promissory Note as well as to pay transaction expenses. Together with the $2.3 billion cash payment the Group received on April 1, 2021  from the AMP Notes Issuance, an amount up to $3.4 billion will be paid in cash to the Group, with the remainder of the AMP Notes issuance used to pay transaction expenses and for general corporate purposes.

On July 7, 2021, the Securities and Exchange Commission declared effective the registration statement on Form F-4 filed by AMP with respect to the proposed business combination. The proposed business combination, which has been approved by the boards of directors of both Ardagh and Gores Holdings V, is expected to close in August 2021, subject to receipt of Gores Holdings V stockholders’ approval at a special meeting of stockholders on August 3, 2021, approval of AMP’s shares for listing on the NYSE, the satisfaction of the condition to Ardagh’s obligations that it receives at least $3 billion in cash from the transactions including the $2.3 billion it received on April 1, 2021 from the AMP Notes Issuance and the satisfaction or waiver of other customary closing conditions.

Upon closing of the transactions, assuming no redemptions by Gores Holdings V’s public stockholders, the Group will retain an equity interest in AMP of approximately 80%, investors in the private placement will hold approximately 10% and Gores Holdings V’s stockholders and its sponsor will hold approximately 10%.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgments and estimates that are reasonable and prudent; and
-	prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three and six months ended June 30, 2021 are outlined in note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Group S.A. (the “Board”) on August 2, 2021.

Ardagh Group S.A.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2021 and 2020, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2020 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2021 have been assessed by the Directors and as a result, no new standards or amendments to existing standards effective January 1, 2021 have had a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.     Segment analysis

The Group’s operating and reportable segments, which are set out below, reflect the basis on which the Group’s performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group. Following the reorganization described in note 1 - General information, the Group’s operating and reportable segments have remained unchanged but are renamed as follows:

●	Ardagh Metal Packaging Europe
●	Ardagh Metal Packaging Americas
●	Ardagh Glass Packaging Europe
●	Ardagh Glass Packaging North America.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue and revenue with joint ventures is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Loss for the period	(25)	(59)	(22)	(3)
Income tax charge/(credit)	12	(6)	26	4
Net finance expense	107	145	181	179
Depreciation and amortization	180	169	363	336
Exceptional operating items	32	5	40	8
Share of post-tax loss in equity accounted joint venture	19	17	37	20
Adjusted EBITDA	325	271	625	544

Ardagh Group S.A.

Segment results for the three months ended June 30, 2021 and 2020 are:

	Revenue		Adjusted EBITDA
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Ardagh Metal Packaging Europe	464	395	85	70
Ardagh Metal Packaging Americas	527	435	88	69
Ardagh Glass Packaging Europe	438	368	114	76
Ardagh Glass Packaging North America	445	408	53	56
Total Reportable segments	1,874	1,606	340	271
AMP indemnification*	–	–	(15)	–
Group	1,874	1,606	325	271

Segment results for the six months ended June 30, 2021 and 2020 are:

	Revenue		Adjusted EBITDA
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Ardagh Metal Packaging Europe	900	780	151	124
Ardagh Metal Packaging Americas	1,030	879	170	130
Ardagh Glass Packaging Europe	848	752	211	165
Ardagh Glass Packaging North America	870	817	108	125
Total Reportable segments	3,648	3,228	640	544
AMP indemnification*	–	–	(15)	–
Group	3,648	3,228	625	544

*AMP indemnification represents costs, borne by the Company pursuant to a letter of agreement between  the Company and Ardagh Metal Packaging, whereby the Company agreed to indemnify, defend and hold harmless Ardagh Metal Packaging and its subsidiaries and their respective successors from and against any and all losses incurred prior to December 31, 2021, resulting from the cyber security incident as outlined in note 19 - Other information. The corresponding income is included within Adjusted EBITDA of the Ardagh Metal Packaging Europe ($11 million) and Ardagh Metal Packaging Americas ($4 million) segments.

No customer accounted for greater than 10% of total revenue in the six months ended June 30, 2021 (2020: none).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Ardagh Metal Packaging Europe	461	1	2	464
Ardagh Metal Packaging Americas	–	434	93	527
Ardagh Glass Packaging Europe	422	3	13	438
Ardagh Glass Packaging North America	–	445	–	445
Group	883	883	108	1,874

Ardagh Group S.A.

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2020:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Ardagh Metal Packaging Europe	392	–	3	395
Ardagh Metal Packaging Americas	–	376	59	435
Ardagh Glass Packaging Europe	349	3	16	368
Ardagh Glass Packaging North America	1	407	–	408
Group	742	786	78	1,606

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Ardagh Metal Packaging Europe	894	2	4	900
Ardagh Metal Packaging Americas	–	832	198	1,030
Ardagh Glass Packaging Europe	822	5	21	848
Ardagh Glass Packaging North America	–	870	–	870
Group	1,716	1,709	223	3,648

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2020:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Ardagh Metal Packaging Europe	773	1	6	780
Ardagh Metal Packaging Americas	1	733	145	879
Ardagh Glass Packaging Europe	718	7	27	752
Ardagh Glass Packaging North America	1	816	–	817
Group	1,493	1,557	178	3,228

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Over time	763	626	1,487	1,269
Point in time	1,111	980	2,161	1,959
Group	1,874	1,606	3,648	3,228

Ardagh Group S.A.

5.     Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Cyber security incident	6	–	6	–
Start-up related costs	5	2	8	2
Exceptional items – cost of sales	11	2	14	2
Transaction-related and other costs	11	3	16	6
Cyber security incident	10	–	10	–
Exceptional items – SGA expenses	21	3	26	6
Interest expense	8	–	13	–
Debt refinancing and settlement costs	–	74	–	74
Exceptional items – finance expense	8	74	13	74
Share of exceptional items in material joint venture	5	4	18	8
Exceptional items from continuing operations	45	83	71	90
Exceptional income tax credit	(1)	(14)	(3)	(28)
Exceptional items from continuing operations, net of tax	44	69	68	62
Exceptional items from discontinued operation, net of tax	–	5	–	(22)
Total exceptional items, net of tax	44	74	68	40

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2021

Exceptional items of $68 million have been recognized in the six months ended June 30, 2021, primarily comprising:

●	$8 million start-up related costs in Ardagh Metal Packaging Americas ($5 million) and Ardagh Metal Packaging Europe ($3 million), relating to the Group’s investment programs.
●	$16 million costs resulting from the cyber security incident, including professional support fees and direct incremental costs, see note 19 – Other information.
●	$16 million transaction-related and other costs primarily comprised of costs relating to acquisition, business combination and other transactions, including professional advisory fees, and other costs related to transformation initiatives.
●	$5 million, primarily related to interest payable on AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP transfer on April 1, 2021 and $8 million related to interest charges on the Group’s 6.000% Senior Notes from the AMP transfer date related to the combination of Ardagh Metal Packaging with Gores Holdings V as outlined in note 1 – General information.
●	$18 million from the share of exceptional items in the Trivium joint venture.
●	$3 million from tax credits.

2020

Exceptional items of $40 million have been recognized in the six months ended June 30, 2020 primarily comprising:

●	$2 million start-up related costs.
●	$6 million transaction-related and other costs.
●	$74 million debt refinancing and settlement costs related to the redemption of notes in May and June 2020 as described in note 11, including premium payable on the early redemption of the notes of $61 million, accelerated amortisation of deferred finance costs and interest charges from the call date to date of redemption.

Ardagh Group S.A.

●	$8 million from the share of exceptional items in the Trivium joint venture.
●	$28 million from tax credits primarily relating to U.S. tax reform and debt refinancing and settlement costs incurred in the period.
●	$22 million credit in relation to the disposal of Food & Specialty including the finalization of the completion accounts process.

6.     Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Senior Secured and Senior Notes	87	63	159	120
Other interest expense	5	8	10	21
Interest expense	92	71	169	141
Net pension interest costs	2	4	5	8
Foreign currency translation loss/(gains)	6	(1)	–	(32)
Gains on derivative financial instruments	–	(1)	(4)	(9)
Other finance income	(1)	(2)	(2)	(3)
Net finance expense before exceptional items	99	71	168	105
Exceptional finance expense (Note 5)	8	74	13	74
Net finance expense	107	145	181	179

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of common shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
(Loss)/profit attributable to equity holders	(25)	(64)	(22)	19
Weighted average number of common shares for EPS (millions)	236.4	236.4	236.4	236.4
(Loss)/earnings per share	$(0.10)	$(0.27)	$(0.09)	$0.08

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Loss from continuing operations attributable to equity holders	(25)	(59)	(22)	(3)
Weighted average number of common shares for EPS (millions)	236.4	236.4	236.4	236.4
Loss per share from continuing operations	$(0.10)	$(0.25)	$(0.09)	$(0.01)

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential common shares.

Please refer to note 10 for details of any transactions involving common shares for the six months ended June 30, 2021.

See note 15 for basic and diluted earnings per share from the discontinued operation in 2020.

Ardagh Group S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2021	2,756	2,945
Additions	6	549
Acquisition	–	22
Disposals	–	(3)
Charge for the period	(121)	(242)
Foreign exchange	(34)	(33)
Net book value at June 30, 2021	2,607	3,238

At June 30, 2021, the carrying amount of goodwill included within intangible assets was $1,660 million (December 31, 2020: $1,682 million).

At June 30, 2021, the carrying amount of the right-of-use assets included within property, plant and equipment was $404 million (December 31, 2020: $319 million).

The Group recognized a depreciation charge of $242 million in the six months ended June 30, 2021 (2020: $220 million), of which $52 million (2020: $42 million) relates to right-of-use assets.

In March 2021, the Group completed the acquisition of the Longhorn glass manufacturing facility located in Houston, Texas. The transaction, which is subject to the final agreement of customary completion adjustments, is not material to the Group. These unaudited consolidated interim financial statements include management’s preliminary estimate of the fair values of assets acquired and liabilities assumed.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment existed at the reporting date, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at June 30, 2021.

9.     Investment in material joint venture

Investment in material joint venture is comprised of the Group’s approximate 42% investment in Trivium Packaging B.V. incorporated in the Netherlands, with corporate offices in Amsterdam. The remaining approximate 58% is held by Ontario Teachers’ Pension Plan Board. As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for under the equity method. The shareholders of Trivium have entered into a Shareholders Agreement, dated October 31, 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters.

The following tables provide aggregated financial information for Trivium as it relates to the amounts recognized in the income statement, statement of comprehensive income and statement of financial position.

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Loss for the period	(19)	(17)	(37)	(20)
Other comprehensive income	10	–	3	11
Total comprehensive expense	(9)	(17)	(34)	(9)

Ardagh Group S.A.

	At June 30,	At December 31,
	2021	2020
	$'m	$'m
Investment in joint venture	344	390

The reconciliation of summarized financial information presented to the carrying amount of the Group’s interest in Trivium is set out below.

2021
$'m
Group's interest in net assets of joint venture - January 1,	390
Share of total comprehensive expense	(34)
Foreign exchange	(12)
Carrying amount of interest in joint venture - June 30,	344

In respect of the Group’s equity accounted investment in Trivium, management has considered the carrying amount of the investment and concluded that it is fully recoverable as at June 30, 2021.

The Group is party to a Mutual Services Agreement (“MSA”) with Trivium, pursuant to which the Group and Trivium provide services to each other. The services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D and certain IT services. The MSA provides for the sharing of certain facilities leased by the Group in connection with the provision of services, with appropriate segregation in place between the Group’s entities, on the one hand, and Trivium, on the other hand.

The Group recognized income of $3 million and $6 million in respect of the MSA in the three and six months ended June 30, 2021 respectively (June 30, 2020: $5 million and $11 million).

At June 30, 2021 and December 31, 2020, the Group had no significant related party balances outstanding with Trivium.

In May 2020, the Group, as lender, entered into a credit facility (the “Trivium Credit Facility”) with Trivium, as borrower. The amount of the Trivium Credit Facility was $36 million. The facility matured on April 30, 2021 and was not extended.

In early May, Trivium was the subject of a cyber security incident. Trivium continues to assess the overall operational and financial impact of this incident. As a result, the Trivium loss for the period is partly estimated for the three months ended June 30, 2021. Trivium maintains insurance in respect of a wide range of risks, including in respect of IT incidents and expects to recover costs related to this incident.

10.	Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value €0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At December 31, 2020	18.67	217.70	236.37	23
Share issuance	–	–	–	–
At June 30, 2021	18.67	217.70	236.37	23

There were no material share transactions in the six months ended June 30, 2021.

Ardagh Group S.A.

11.Financial assets and liabilities

At June 30, 2021 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	522	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	939	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	817	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	554	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	469	07-Dec-22	Revolving	–	–	469
Lease obligations	Various	–		Amortizing	–	252	–
Other borrowings/credit lines	Various	–	Rolling	Amortizing	–	–	1
Restricted Group total borrowings / undrawn facilities						6,799	470
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	535	–
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	594	–
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Lease obligations	Various	–		Amortizing	–	194	–
Other borrowings/credit lines	Various	–	Rolling	Amortizing	–	5	–
Unrestricted Group* total borrowings / undrawn facilities						2,978	–
Total borrowings / undrawn facilities						9,777	470
Deferred debt issue costs and bond discounts/bond premium						(139)	–
Net borrowings / undrawn facilities						9,638	470
Cash and cash equivalents						(3,541)	3,541
Derivative financial instruments used to hedge foreign currency and interest rate risk						79	–
Net debt / available liquidity						6,176	4,011

*Unrestricted group refers to Ardagh Metal Packaging S.A. and its subsidiaries as referred to in note 1- General information.

Ardagh Group S.A.

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange, interest rate risks relating to Group borrowings.

The fair value of the restricted group’s total borrowings excluding lease obligations at June 30, 2021, is $6,673 million (December 31, 2020: $6,788). The fair value of the unrestricted group’s total borrowings excluding lease obligations at June 30, 2021, is $2,775 million (December 31, 2020: $10 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

At December 31, 2020, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	539	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	969	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	826	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	546	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	599	07-Dec-22	Revolving	–	–	599
Lease obligations	Various	–		Amortizing	–	366	–
Other borrowings/credit lines	Various	–	Rolling	Amortizing	–	14	1
Total borrowings / undrawn facilities						6,975	600
Deferred debt issue costs and bond discounts/bond premium						(114)	–
Net borrowings / undrawn facilities						6,861	600
Cash, cash equivalents and restricted cash						(1,267)	1,267
Derivative financial instruments used to hedge foreign currency and interest rate risk						105	–
Net debt / available liquidity						5,699	1,867

Ardagh Group S.A.

The maturity profile of the Group’s net borrowings is as follows:

	At June 30,	At December 31,
	2021	2020
	$'m	$'m
Within one year or on demand	52	55
Between one and three years	71	67
Between three and five years	1,568	1,567
Greater than five years	5,108	5,141
Restricted Group total borrowings	6,799	6,830
Within one year or on demand	48	42
Between one and three years	57	46
Between three and five years	36	21
Greater than five years	2,837	36
Unrestricted Group total borrowings	2,978	145
Total borrowings	9,777	6,975
Deferred debt issue costs and bond discounts/bond premium	(139)	(114)
Net borrowings	9,638	6,861

Financing activity

2021

On March 12, 2021, the Group, in connection with the transaction related to the combination of Ardagh Metal Packaging with Gores Holdings V, issued €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029. Details related to the transaction and use of proceeds from this issuance are outlined in note 1 – General information.

Lease obligations at June 30, 2021 of $446 million (December 31, 2020: $366 million), primarily reflects $139 million of new lease liabilities, offset by $59 million of principal repayments and foreign currency movements in the six months ended June 30, 2021.

At June 30, 2021 the Group had $469 million available under the Global Asset Based Loan Facility. On April 1, 2021, the Group reduced the size of Global Asset Based Loan Facility from $700 million to $500 million in connection with the designation of the AMP entities as unrestricted subsidiaries.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net liability position at June 30, 2021 of $79 million (December 31, 2020: $105 million net liability).

On February 15, 2021, a tranche of the Group’s $700 million U.S. dollar to euro CCIRS matured. The fair value of the swap at maturity was $6 million and the cash settlement was $5 million.

Ardagh Group S.A.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior secured and senior notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility and other borrowings – the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.
(iii)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

12.   Employee benefit obligations

Employee benefit obligations at June 30, 2021 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A re-measurement loss of $9 million and a re-measurement gain of $143 million (2020: loss of $127 million and loss of $162 million) have been recognized in the unaudited consolidated interim statement of comprehensive income for the three and six months ended June 30, 2021 respectively.

The re-measurement loss of $9 million (2020: loss of $127 million) recognized for the three months ended June 30, 2021 consisted of an increase in the obligations of $82 million (2020 increase: $268 million), partly offset by an increase in asset valuations of $73 million (2020 increase: $141 million).

The re-measurement gain of $143 million (2020: loss of $162 million) recognized for the six months ended June 30, 2021 consisted of a decrease in the obligations of $127 million (2020 increase: $139 million), and by an increase in asset valuations of $16 million (2020 decrease: $23 million).

13.   Cash generated from operating activities

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Loss from continuing operations	(25)	(59)	(22)	(3)
Income tax charge/ (credit)	12	(6)	26	4
Net finance expense	107	145	181	179
Depreciation and amortization	180	169	363	336
Exceptional operating items	32	5	40	8
Share of post-tax loss in equity accounted joint venture	19	17	37	20
Movement in working capital	(30)	37	(320)	(372)
Transaction-related, start-up and other exceptional costs paid	(16)	(13)	(38)	(67)
Exceptional restructuring paid	–	–	–	(1)
Cash generated from operations	279	295	267	104

Ardagh Group S.A.

14.   Dividends

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Cash dividends on common shares paid:
Interim dividend for 2021: $0.15 per share (2020: $0.14 per share)	(35)	(33)	(35)	(33)
Interim dividend for 2021: $0.15 per share (2020: $0.15 per share)	(36)	(36)	(36)	(36)
	(71)	(69)	(71)	(69)

On February 15, 2021, the Company approved a cash dividend of $0.15 per common share. The dividend of $35 million was paid on April 1, 2021 to shareholders of record on March 18, 2021.

On April 28, 2021, the Company approved a cash dividend of $0.15 per common share. The dividend of $36 million was paid on June 16, 2021 to shareholders of record on June 2, 2021.

15. Discontinued operation

On October 31, 2019, the Group completed the combination of its Food & Specialty business with the business of Exal to form Trivium. In the six months ended June, 30 2020, the Group recognized a non-cash gain on disposal of $22 million arising from the remeasurement of the estimated consideration for the disposal of the Food & Specialty business.

Basic and diluted earnings per share from discontinued operation 2020

	Three months ended June 30,	Six months ended June 30,
	2020	2020
	$'m	$'m
(Loss)/profit from discontinued operation attributable to equity holders	(5)	22
Weighted average number of common shares for EPS (millions)	236.4	236.4
(Loss)/earnings per share from discontinued operation	(0.02)	0.09

16.   Related party transactions

With the exception of the transactions in note 9 ‘Investment in material joint venture’ and the transactions between the Company and Ardagh Metal Packaging as described in note 1 and note 4, there have been no transactions in the six months ended June 30, 2021 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

17.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the operation of installations for manufacturing of container glass;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;

Ardagh Group S.A.

●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium. In 2018, the European Commission took over this investigation, ending the German investigation. Ardagh agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. In June 2021, the European Commission closed the proceedings against Trivium without a fine.

With the exception of the above legal matter, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

18.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December. Demand for beverage products within our Glass Packaging business is similarly strongest during the summer and during periods of warm weather, as well as the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

19. Other information

Cyber Security Incident

On May 17, 2021, the Group announced that it had experienced a cyber security incident, the response to which included pro-actively shutting down certain IT systems and applications used by the business. Key systems have now been brought back online securely, in a phased manner and in line with our plan. Production at all of our manufacturing facilities continued to operate throughout this period, though we experienced some shipping delays as a result of this incident.

While investigation of the incident is ongoing, we have already taken various steps, including engaging leading industry specialists to conduct a forensic investigation of our systems and introducing additional protection tools across

Ardagh Group S.A.

our network to further enhance the security of our IT systems. We believe that our existing information technology control environment is appropriately robust and consistent with industry standards. In addition to addressing any findings from these investigations and assessments, we are reviewing our information technology roadmap and accelerating planned IT investments to further improve the effectiveness of our information security. We do not believe that our growth investment program has been impacted by this incident. During the three month ended June 30, 2021, the Group incurred $34 million of costs related to this incident, including $16 million of exceptional costs. The Ardagh Metal Packaging business incurred $16 million of the total Group costs, including $1 million exceptional related costs, due to this incident, which the Company has agreed to indemnify under the letter agreement dated May 21, 2021. We maintain appropriate insurance in respect of a wide range of risks, including in respect of IT incidents and expect to recover costs in respect of this incident.

20.   Events after the reporting period

On August 2, 2021, the Board declared a cash dividend of $0.15 per common share, payable on October 1, 2021 to the shareholders of record on September 17, 2021.

Combination of Ardagh Metal Packaging with Gores Holdings V

On July 7, 2021, the Securities and Exchange Commission declared effective the registration statement on Form F-4 filed by AMP with respect to the proposed business combination. The proposed business combination, which has been approved by the boards of directors of both Ardagh and Gores Holdings V, is expected to close in the third quarter of 2021, subject to receipt of Gores Holdings V stockholder approval at a special meeting of stockholders on August 3, 2021, approval of AMP’s shares for listing on the NYSE, the satisfaction of the condition to Ardagh’s obligations that it receives at least $3 billion in cash from the transactions including the $2.3 billion it received on April 1, 2021 from the proceeds of the indebtedness raised by AMP in March 2021and the satisfaction or waiver of other customary closing conditions.

Ardagh Group S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2021 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for Ardagh Metal Packaging and Ardagh Glass Packaging are: (i) global economic trends and end-consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, steel, cullet, sand, soda ash and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

On May 17, 2021, the Group announced that it had experienced a cyber security incident, the response to which included pro-actively shutting down certain IT systems and applications used by the business. Key systems have now been brought back online securely, in a phased manner and in line with our plan. Production at all of our manufacturing facilities continued to operate throughout this period, though we experienced some shipping delays as a result of this incident.

While investigation of the incident is ongoing, we have already taken various steps, including engaging leading industry specialists to conduct a forensic investigation of our systems and introducing additional protection tools across our network to further enhance the security of our IT systems. We believe that our existing information technology control environment is appropriately robust and consistent with industry standards. In addition to addressing any findings from these investigations and assessments, we are reviewing our information technology roadmap and accelerating planned IT investments to further improve the effectiveness of our information security. We do not believe that our growth investment program has been impacted by this incident. During the three month ended June 30, 2021, the Group incurred $34 million of costs related to this incident, including $16 million of exceptional costs. The Ardagh Metal Packaging business incurred $16 million of the total Group costs, including $1 million exceptional related costs, due to this incident, which the Company has agreed to indemnify under the letter agreement dated May 21, 2021. We maintain appropriate insurance in respect of a wide range of risks, including in respect of IT incidents and expect to recover costs in respect of this incident.

Ardagh Metal Packaging

Ardagh Metal Packaging generates its revenue from supplying metal can packaging to the beverage end use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

Ardagh Group S.A.

Ardagh Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of Ardagh Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. Ardagh Metal Packaging’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our Ardagh Metal Packaging business.

Ardagh Glass Packaging

Ardagh Glass Packaging generates its revenue principally from selling glass containers. Ardagh Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Ardagh Glass Packaging includes our glass engineering business, Heye International.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Ardagh Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, fruit and vegetable harvests, industry trends in packaging, including marketing decisions, and the impact of environmental regulations, as well as changes in consumer sentiment including a greater awareness of sustainability issues.

In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. Recent years have also seen an increase in the imports of empty glass containers into the United States. In response, the Group reduced production capacity in its Ardagh Glass Packaging North America division by over 10%, in the period 2018-2019. The Group is pursuing growth opportunities in stronger performing end-markets, including food, wines and spirits and has converted production capacity from the mass beer sector to serve these alternative end-markets. Investments in advanced inspection equipment and automation have also been undertaken, and continue to be undertaken, in order to enhance quality and productivity.

Beverage sales within our Ardagh Glass Packaging business are seasonal in nature, with strongest demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Ardagh Glass Packaging’s shipment volumes of glass containers is typically lower in the first quarter. Ardagh Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Ardagh Glass Packaging generally schedules shutdowns of its plants for furnace rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Ardagh Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Ardagh Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Ardagh Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Ardagh Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. Ardagh Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Ardagh Group S.A.

Results of operations

Three months ended June 30, 2021 compared with three months ended June 30, 2020:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2021	2020
Revenue	1,874	1,606
Cost of sales	(1,594)	(1,373)
Gross profit	280	233
Sales, general and administration expenses	(107)	(78)
Intangible amortization	(60)	(58)
Operating profit	113	97
Net finance expense	(107)	(145)
Share of post-tax loss in equity accounted joint venture	(19)	(17)
Loss before tax	(13)	(65)
Income tax (charge)/credit	(12)	6
Loss from continuing operations	(25)	(59)
Loss from discontinued operation	–	(5)
Loss for the period	(25)	(64)

Revenue

Revenue in the three months ended June 30, 2021 increased by $268 million, or 17%, to $1,874 million, compared with $1,606 million in the three months ended June 30, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, the pass through to customers of higher input costs and favorable foreign currency translation effects of $77 million.

Cost of sales

Cost of sales in the three months ended June 30, 2021 increased by $221 million, or 16%, to $1,594 million, compared with $1,373 million in the three months ended June 30, 2020. The increase in cost of sales is principally due to unfavorable foreign currency translation effects, increased sales as noted above, higher input costs and higher exceptional cost of sales, which increased by $9 million. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended June 30, 2021 increased by $47 million, or 20%, to $280 million, compared with $233 million in the three months ended June 30, 2020. Gross profit percentage in the three months ended June 30, 2021 increased by 40 basis points to 14.9%, compared with 14.5% in the three months ended June 30, 2020. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2021 increased by 90 basis points to 15.5% compared with 14.6% in the three months ended June 30, 2020. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Group S.A.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2021 increased by $29 million, or 37%, to $107 million, compared with $78 million in the three months ended June 30, 2020. Excluding exceptional items, sales, general and administration expenses increased by $11 million. Exceptional sales, general and administration expenses increased by $18 million, due to higher transaction-related and cyber security incident costs.

Intangible amortization

Intangible amortization of $60 million in the three months ended June 30, 2021 increased by $2 million, or 3%, compared with $58 million in the three months ended June 30, 2020, primarily driven by unfavourable foreign exchange movements.

Operating profit

Operating profit of $113 million in the three months ended June 30, 2021 increased by $16 million, or 16%, compared with the three months ended June 30, 2020, due to higher gross profit, as outlined above, partly offset by higher sales, general and administration expenses and higher intangible amortization charges.

Net finance expense

Net finance expense for the three months ended June 30, 2021 decreased by $38 million, or 26%, to $107 million compared with $145 million for the three months ended June 30, 2020. Net finance expense for the three months ended June 30, 2021 and 2020 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2021	2020
Interest expense	92	71
Net pension interest costs	2	4
Foreign currency translation loss/(gain)	6	(1)
Gain on derivative financial instruments	–	(1)
Other finance income	(1)	(2)
Net finance expense before exceptional items	99	71
Exceptional finance expense	8	74
Net finance expense	107	145

Interest expense increased by $21 million to $92 million in the three months ended June 30, 2021 compared with $71 million in the three months ended June 30, 2020. The increase primarily relates to higher interest expense on the Group’s Senior Secured Notes and Senior Notes as a result of the AMP Notes Issuance.

Foreign currency translation loss of $6 million was incurred in the three months ended June 30, 2021, compared with a gain of $1 million in the three months ended June 30, 2020. This movement was driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Gain on derivative financial instruments of $1 million in the three months ended June 30, 2020 related to the Group’s CCIRS.

Ardagh Group S.A.

Exceptional finance expense for the three months ended June 30, 2021 of $8 million reflects the interest charge, net of the related CCIRS, incurred on the $800 million 6.000% Senior Notes from the AMP transfer date. Exceptional finance expense for the three months ended June 30, 2020 of $74 million primarily related to costs associated with debt refinancing activities and related redemption activities in the period.

Share of post–tax loss in equity accounted joint venture

The Group recognized a $19 million share of post-tax loss in its equity accounted joint venture, relating to its 42% investment in Trivium. Please refer to note 9 – Investment in material joint venture of these unaudited consolidated interim financial statements.

Income tax charge

Income tax charge in the three months ended June 30, 2021 was $12 million, a movement of $18 million from an income tax credit of $6 million in the three months ended June 30, 2020. The movement of $18 million in the income tax charge is primarily due to a decrease in exceptional tax credits of $13 million, relating to tax credits on exceptional finance expense in the three months ended June 30, 2020. In addition, an increase in the pre-exceptional income tax charge of $5 million in the three months ended June 30, 2021, which was attributable to an increase in profit before exceptional items and share of post-tax loss in equity accounted joint venture, compared to the three months ended June 30, 2020, was also a contributory factor.

The effective income tax rate (ETR) on profit before exceptional items and share of post-tax loss in equity accounted joint venture for the three months ended June 30, 2021 was 28%, compared with a rate of 26% for the three months ended June 30, 2020. The increase in ETR primarily relates to changes in profitability mix, in addition to the increase in net finance expense.

Loss from continuing operations

As a result of the items described above, the Group recognized a loss from continuing operations of $25 million for the three months ended June 30, 2021, compared with a loss of $59 million in the three months ended June 30, 2020.

Six months ended June 30, 2021 compared with six months ended June 30, 2020:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2021	2020
Revenue	3,648	3,228
Cost of sales	(3,093)	(2,733)
Gross profit	555	495
Sales, general and administration expenses	(212)	(179)
Intangible amortization	(121)	(116)
Operating profit	222	200
Net finance expense	(181)	(179)
Share of post-tax loss in equity accounted joint venture	(37)	(20)
Profit before tax	4	1
Income tax charge	(26)	(4)
Loss from continuing operations	(22)	(3)
Profit from discontinued operation	–	22
(Loss)/profit for the period	(22)	19

Ardagh Group S.A.

Revenue

Revenue in the six months ended June 30, 2021 increased by $420 million, or 13%, to $3,648 million, compared with $3,228 million in the six months ended June 30, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, the pass through to customers of higher input costs and favorable foreign currency translation effects of $142 million.

Cost of sales

Cost of sales in the six months ended June 30, 2021 increased by $360 million, or 13%, to $3,093 million, compared with $2,733 million in the six months ended June 30, 2020. The increase in cost of sales is principally due to unfavorable foreign currency translation effects, increased sales as noted above, higher input costs and higher exceptional cost of sales, which increased by $12 million. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the six months ended June 30, 2021 increased by $60 million, or 12%, to $555 million, compared with $495 million in the six months ended June 30, 2020. Gross profit percentage in the six months ended June 30, 2021 decreased by 10 basis points to 15.2%, compared with 15.3% in the six months ended June 30, 2020. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2021 increased by 20 basis points to 15.6%, compared with 15.4% in the six months ended June 30, 2020. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2021 increased by $33 million, or 18%, to $212 million, compared with $179 million in the six months ended June 30, 2020. Excluding exceptional items, sales, general and administration expenses increased by $13 million. Exceptional sales, general and administration expenses increased by $20 million, primarily due to higher transaction-related and cyber security incident costs.

Intangible amortization

Intangible amortization of $121 million in the six months ended June 30, 2021 increased by $5 million, or 4%, compared with $116 million in the six months ended June 30, 2020, primarily driven by unfavourable foreign exchange.

Operating profit

Operating profit of $222 million in the six months ended June 30, 2021 increased by $22 million, or 11%, compared with the six months ended June 30, 2020, due to higher gross profit, as outlined above, partly offset by higher sales, general and administration expenses and higher intangible amortization charges.

Ardagh Group S.A.

Net finance expense

Net finance expense for the six months ended June 30, 2021 increased by $2 million, or 1%, to $181 million compared with $179 million for the six months ended June 30, 2020. Net finance expense for the six months ended June 30, 2021 and 2020 comprised the following:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2021	2020
Interest expense	169	141
Net pension interest costs	5	8
Foreign currency translation gain	–	(32)
Gains on derivative financial instruments	(4)	(9)
Other finance income	(2)	(3)
Finance expense before exceptional items	168	105
Exceptional finance expense	13	74
Net finance expense	181	179

Interest expense increased by $28 million to $169 million in the six months ended June 30, 2021 compared with $141 million in the six months ended June 30, 2020. The increase primarily relates to higher interest expense on the Group’s Senior Secured Notes and Senior Notes as a result of the AMP Notes Issuance and the 2020 financing activities, partly offset by a reduction in other interest expense.

Foreign currency translation gain in the six months ended June 30, 2020 of $32 million was driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Gains on derivative financial instruments of $4 million in the six months ended June 30, 2021 decreased by $5 million, compared to a gain of $9 million in the six months ended June 30, 2020. The gain is related to the Group’s CCIRS.

Exceptional finance expense for the six months ended June 30, 2021 of $13 million related to interest charges incurred on the AMP Notes Issuance, and the interest charge, net of the related CCIRS, incurred on the $800 million 6.000% Senior Notes from the AMP transfer date. Exceptional finance expense for the six months ended June 30, 2020 of $74 million primarily related to costs associated with the debt refinancing activities and related redemption activities in the period.

Share of post–tax loss in equity accounted joint venture

The Group recognized an $37 million share of post-tax loss in its equity accounted joint venture, relating to its 42% investment in Trivium. Please refer to note 9 – Investment in material joint venture of these unaudited consolidated interim financial statements.

Income tax charge

Income tax charge in the six months ended June 30, 2021 was $26 million, an increase of $22 million from an income tax charge of $4 million in the six months ended June 30, 2020. The increase of $22 million in the income tax charge is primarily due to a decrease in exceptional income tax credits of $25 million, relating to tax credits arising from U.S. tax reform (Coronavirus Aid, Relief and Economic Security (“CARES”) Act) and exceptional finance expense in the six months ended June 30, 2020. This increase was partially offset by a decrease in the pre-exceptional income tax charge

Ardagh Group S.A.

of $3 million in the six months ended June 30, 2021, which is attributable to a decrease in profit before exceptional items and share of post-tax loss in equity accounted joint venture in the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

The effective income tax rate (ETR) on profit before exceptional items and share of post-tax loss in equity accounted joint venture for the six months ended June 30, 2021 was 31%, consistent with the six months ended June 30, 2020.

Loss from continuing operations

As a result of the items described above, the Group recognized a loss from continuing operations of $22 million for the six months ended June 30, 2021, compared with a loss of $3 million in the six months ended June 30, 2020.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the loss for the period to Adjusted EBITDA see note 4 – Segment analysis of the unaudited consolidated interim financial statements.

Adjusted EBITDA in the three months ended June 30, 2021 increased by $54 million, or 20%, to $325 million, compared with $271 million in the three months ended June 30, 2020.

Adjusted EBITDA in the six months ended June 30, 2021 increased by $81 million, or 15%, to $625 million, compared with $544 million in the six months ended June 30, 2020.

Ardagh Group S.A.

Exceptional items

The following table provides detail on exceptional items from continuing operations included in cost of sales and sales, general and administration expenses:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Cyber security incident	6	–	6	–
Start-up related costs	5	2	8	2
Exceptional items – cost of sales	11	2	14	2
Transaction-related and other costs	11	3	16	6
Cyber security incident	10	–	10	–
Exceptional items – SGA expenses	21	3	26	6
Interest expense	8	–	13	–
Debt refinancing and settlement costs	–	74	–	74
Exceptional items – finance expense	8	74	13	74
Share of exceptional items in material joint venture	5	4	18	8
Exceptional items from continuing operations	45	83	71	90
Exceptional income tax credit	(1)	(14)	(3)	(28)
Exceptional items from continuing operations, net of tax	44	69	68	62
Exceptional items from discontinued operation, net of tax	–	5	–	(22)
Total exceptional items, net of tax	44	74	68	40

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2021

Exceptional items of $68 million have been recognized in the six months ended June 30, 2021, primarily comprising:

●	$8 million start-up related costs in Ardagh Metal Packaging Americas ($5 million) and Ardagh Metal Packaging Europe ($3 million), relating to the Group’s investment programs.
●	$16 million costs resulting from the cyber security incident, including professional support fees and direct incremental costs, see note 19 – Other information of the unaudited consolidated interim financial statements.
●	$16 million transaction-related and other costs primarily comprised of costs relating to acquisition, business combination and other transactions, including professional advisory fees, and other costs related to transformation initiatives.
●	$5 million, primarily related to interest payable on AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP transfer on April 1, 2021 and $8 million related to interest charges on the Group’s 6.000% Senior Notes from the AMP transfer date related to the combination of Ardagh Metal Packaging with Gores Holdings V as outlined in note 1 – General information.
●	$18 million from the share of exceptional items in the Trivium joint venture.
●	$3 million from tax credits.

2020

Exceptional items of $40 million have been recognized in the six months ended June 30, 2020 primarily comprising:

●	$2 million start-up related costs.
●	$6 million transaction-related and other costs.

Ardagh Group S.A.

●	$74 million debt refinancing and settlement costs related to the redemption of notes in May and June 2020 as described in note 11 of the unaudited consolidated interim financial statements, including premium payable on the early redemption of the notes of $61 million, accelerated amortisation of deferred finance costs and interest charges from the call date to date of redemption.
●	$8 million from the share of exceptional items in the Trivium joint venture.
●	$28 million from tax credits primarily relating to U.S. tax reform and debt refinancing and settlement costs incurred in the period.
●	$22 million credit in relation to the disposal of Food & Specialty including the finalization of the completion accounts process.

Segment Information

Three months ended June 30, 2021 compared with three months ended June 30, 2020

Segment results for the three months ended June 30, 2021 and 2020 are:

	Revenue		Adjusted EBITDA
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Ardagh Metal Packaging Europe	464	395	85	70
Ardagh Metal Packaging Americas	527	435	88	69
Ardagh Glass Packaging Europe	438	368	114	76
Ardagh Glass Packaging North America	445	408	53	56
Total Reportable segments	1,874	1,606	340	271
AMP indemnification*	–	–	(15)	–
Group	1,874	1,606	325	271

* AMP indemnification represents costs, borne by the Company pursuant to a letter of agreement between  the Company and Ardagh Metal Packaging, whereby the Company agreed to indemnify, defend and hold harmless Ardagh Metal Packaging and its subsidiaries and their respective successors from and against any and all losses incurred prior to December 31, 2021, resulting from the cyber security incident as outlined in note 19 - Other information. The corresponding income is included within Adjusted EBITDA of the Ardagh Metal Packaging Europe ($11 million) and Ardagh Metal Packaging Americas ($4 millions) segments.

Revenue

Ardagh Metal Packaging Europe. Revenue increased by $69 million, or 17%, to $464 million in the three months ended June 30, 2021, compared with $395 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $39 million, revenue increased by $30 million, mainly due to the pass through of higher metal costs.

Ardagh Metal Packaging Americas. Revenue increased by $92 million, or 21%, to $527 million in the three months ended June 30, 2021, compared with $435 million in the three months ended June 30, 2020. The increase in revenue principally reflected favorable volume/mix effects and the pass through of higher metal costs.

Ardagh Glass Packaging Europe. Revenue increased by $70 million, or 19%, to $438 million in the three months ended June 30, 2021, compared with $368 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $38 million, revenue increased by $32 million, principally due to favourable volume/mix growth.

Ardagh Group S.A.

Ardagh Glass Packaging North America. Revenue increased by $37 million, or 9%, to $445 million in the three months ended June 30, 2021, compared with $408 million in the three months ended June 30, 2020. The increase in revenue reflected favorable volume/mix effects.

Adjusted EBITDA

Ardagh Metal Packaging Europe. Adjusted EBITDA increased by $15 million, or 21%, to $85 million in the three months ended June 30, 2021, compared with $70 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $7 million, Adjusted EBITDA increased by $8 million reflecting higher selling prices, including to recover increased input costs and a positive impact from the Group’s growth investment program.

Ardagh Metal Packaging Americas. Adjusted EBITDA increased by $19 million, or 27%, to $88 million in the three months ended June 30, 2021, compared with $69 million in the three months ended June 30, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Ardagh Glass Packaging Europe. Adjusted EBITDA increased by $38 million, or 50%, to $114 million in the three months ended June 30, 2021, compared with $76 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $8 million, Adjusted EBITDA increased by $30 million, principally due to favourable volume/ mix effects, which includes an impact of the Group growth investment program, as well as lower operating costs due to less production downtime than in the same quarter of 2020.

Ardagh Glass Packaging North America. Adjusted EBITDA decreased by $3 million, or 5%, to $53 million in the three months ended June 30, 2021, compared with $56 million in the three months ended June 30, 2020. The decrease in Adjusted EBITDA was mainly driven by increased freight costs and costs associated with the cyber security incident.

Six months ended June 30, 2021 compared with six months ended June 30, 2020

Segment results for the six months ended June 30, 2021 and 2020 are:

	Revenue		Adjusted EBITDA
	2021	2020	2021	2020
	$'m	$'m	$'m	$'m
Ardagh Metal Packaging Europe	900	780	151	124
Ardagh Metal Packaging Americas	1,030	879	170	130
Ardagh Glass Packaging Europe	848	752	211	165
Ardagh Glass Packaging North America	870	817	108	125
Total Reportable segments	3,648	3,228	640	544
AMP indemnification*	–	–	(15)	–
Group	3,648	3,228	625	544

*AMP indemnification represents costs, borne by the Company pursuant to a letter of agreement between  the Company and Ardagh Metal Packaging, whereby the Company agreed to indemnify, defend and hold harmless Ardagh Metal Packaging and its subsidiaries and their respective successors from and against any and all losses incurred prior to December 31, 2021, resulting from the cyber security incident as outlined in note 19 - Other information. The corresponding income is included within Adjusted EBITDA of the Ardagh Metal Packaging Europe ($11 million) and Ardagh Metal Packaging Americas ($4 million) segments.

Revenue

Ardagh Metal Packaging Europe. Revenue increased by $120 million, or 15%, to $900 million in the six months ended June 30, 2021, compared with $780 million in the six months ended June 30, 2020. Excluding favorable foreign currency translation effects of $71 million, revenue increased by $49 million, principally reflected higher selling prices to

Ardagh Group S.A.

recover increased input costs and favourable volume/mix effects of 2%, which includes an impact of the Group’s growth investment program.

Ardagh Metal Packaging Americas. Revenue increased by $151 million, or 17%, to $1,030 million in the six months ended June 30, 2021, compared with $879 million in the six months ended June 30, 2020. The increase in revenue principally reflected the pass through of higher metal costs and volume/mix growth of 9%, which includes an impact of the Group’s growth investment program.

Ardagh Glass Packaging Europe. Revenue increased by $96 million, or 13%, to $848 million in the six months ended June 30, 2021, compared with $752 million in the six months ended June 30, 2020. Excluding favorable foreign currency translation effects of $71 million, revenue increased principally due to favourable volume/mix effects of 4%.

Ardagh Glass Packaging North America. Revenue increased by $53 million, or 6%, to $870 million in the six months ended June 30, 2021, compared with $817 million in the six months ended June 30, 2020. The increase in revenue principally reflected favorable volume/mix effects of 6%.

Adjusted EBITDA

Ardagh Metal Packaging Europe. Adjusted EBITDA increased by $27 million, or 22%, to $151 million in the six months ended June 30, 2021, compared with $124 million in the six months ended June 30, 2020. Excluding favorable foreign currency translation effects of $12 million, Adjusted EBITDA increased by $15 million, principally due to favorable selling price effects, as well as positive volume/mix effects.

Ardagh Metal Packaging Americas. Adjusted EBITDA increased by $40 million, or 31%, to $170 million in the six months ended June 30, 2021, compared with $130 million in the six-month period ended June 30, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, and lower operating costs.

Ardagh Glass Packaging Europe. Adjusted EBITDA increased by $46 million, or 28%, to $211 million in the six months ended June 30, 2021, compared with $165 million in the six months ended June 30, 2020. Excluding favorable foreign currency translation effects of $15 million, Adjusted EBITDA increased by $31 million, principally due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program, and lower operating costs including lower production downtime compared with the six months ended June 30, 2020.

Ardagh Glass Packaging North America. Adjusted EBITDA decreased by $17 million, or 14%, to $108 million in the six months ended June 30, 2021, compared with $125 million in the six months ended June 30, 2020. The decrease in Adjusted EBITDA was mainly driven by unfavourable volume/ mix, including the impact of freight costs and higher operating costs, including related to the cyber security incident.

Ardagh Group S.A.

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Global Asset Based Loan Facility.

The following table outlines our principal financing arrangements as at June 30, 2021:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	522	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	939	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	817	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	554	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	469	07-Dec-22	Revolving		–	469
Lease obligations	Various	–		Amortizing		252	–
Other borrowings/credit lines	Various	–	Rolling	Amortizing		–	1
Restricted Group total borrowings / undrawn facilities						6,799	470
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	535	–
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	–
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	594	–
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Lease obligations	Various	–		Amortizing	–	194	–
Other borrowings/credit lines	Various	–	Rolling	Amortizing	–	5	–
Unrestricted Group* total borrowings / undrawn facilities						2,978	–
Total borrowings / undrawn facilities						9,777	470
Deferred debt issue costs and bond discounts/bond premium						(139)	–
Net borrowings / undrawn facilities						9,638	470
Cash and cash equivalents						(3,541)	3,541
Derivative financial instruments used to hedge foreign currency and interest rate risk						79	–
Net debt / available liquidity						6,176	4,011

* Unrestricted group refers to Ardagh Metal Packaging S.A. and its subsidiaries as referred to in note 1 - General Information of the unaudited consolidated interim financial statements.

Ardagh Group S.A.

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2022, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	June 30, 2022
		(in millions)			(in $ millions)
Lease obligations	Various	–	–	Amortizing	95
Other borrowings/credit lines	Various	–	Rolling	Amortizing	5
Minimum net repayment					100

The Group generates substantial cash flow from its operations and had $3,541 million in cash and cash equivalents as of June 30, 2021, as well as available but undrawn liquidity of $470 million under its credit facilities.

On April 1, 2021, the Group reduced the size of Global Asset Based Loan Facility from $700 million to $500 million in connection with the designation of the AMP entities as unrestricted subsidiaries.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments, which we may choose to pursue, from our current cash balances, credit facilities, cash flow from operating activities, and where necessary, incremental debt.

The Group’s long-term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates, as we have successfully done in the past.

Ardagh Group S.A.

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2021 and 2020:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2021	2020
Operating profit	222	200
Depreciation and amortization	363	336
Exceptional operating items	40	8
Movement in working capital (1)	(320)	(372)
Transaction-related, start-up and other exceptional costs paid	(38)	(67)
Exceptional restructuring paid	–	(1)
Cash generated from operations	267	104
Interest paid	(133)	(157)
Income tax paid	(19)	(23)
Cash flows generated from/(used in) operating activities	115	(76)

Capital expenditure (2)	(429)	(230)
Other investing cash flows	(13)	–
Investing cash flow used in continuing operations	(442)	(230)
Proceeds from disposal of discontinued operation	–	32
Net cash used in investing activities	(442)	(198)

Proceeds from borrowings	2,766	4,068
Repayment of borrowings	(9)	(2,753)
Early redemption premium paid	–	(61)
Lease payments	(55)	(45)
Deferred debt issue costs paid	(30)	(22)
Dividends paid	(71)	(69)
Consideration paid on maturity of derivative financial instruments	(5)	–
Net cash inflow from financing activities	2,596	1,118

Net increase in cash and cash equivalents	2,269	844

Cash and cash equivalents at beginning of period	1,267	614
Foreign exchange gain/(loss) on cash and cash equivalents	5	(10)
Cash and cash equivalents at end of period	3,541	1,448

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the six months ended June 30, 2021 includes $272 million related to the Group’s growth investment program.

Cash flows generated from/(used in) operating activities

Cash flows generated from operating activities for the six months ended June 30, 2021, of  $115 million represents an increase of $191 million, compared with a $76 million net cash used in operating activities in the same period in 2020. The increase was due to lower interest and tax payment of $24 million and $4 million respectively, higher Adjusted EBITDA as outlined in the “Supplemental Management’s Discussion and Analysis – Key operating measures” section, a

Ardagh Group S.A.

decrease in working capital outflows of $52 million, an increase in depreciation and amortization of $27 million, a decrease in exceptional restructuring costs paid of $1 million and a decrease in transaction-related, start-up and other exceptional costs paid of $29 million and an increase in exceptional operating items of $32 million.

Cash flows used in investing activities

Cash flows used in investing activities increased by $244 million to $442 million in the six months ended June 30, 2021, compared with $198 million in the same period in 2020 mainly driven by increased capital expenditure on the Group’s growth investment program, the timing of projects and furnace rebuild and repair activity.

Net inflow from financing activities

Net cash from financing activities represents an inflow of $2,596 million in the six months ended June 30, 2021 compared with a $1,118 million inflow in the same period in 2020.

Proceeds from borrowings of $2,766 million reflects the AMP Notes Issuance during the six months ended June 30, 2020, as described in note 11 – Financial assets and liabilities of the unaudited consolidated interim financial statements.

Lease payments of $55 million in the six months ended June 30, 2021, increased by $10 million compared to $45 million in the six months ended June 30, 2020, reflecting increased principal repayments on the Group’s lease obligations.

In the six months ended June 30, 2021, the Group paid dividends to shareholders of $71 million. On February 15, 2021, the Company approved a cash dividend of $0.15 per common share. The dividend of $35 million was paid on April 1, 2021, to shareholders of record on March 18, 2021. On April 28, 2021, the Company approved a cash dividend of $0.15 per common share. The dividend of $36 million was paid on June 16, 2021, to shareholders of record on June 2, 2021.

Working capital

For the six months ended June 30, 2021, the working capital outflow during the period decreased by $52 million to $320 million, from an outflow of $372 million for the six months ended June 30, 2020. The decrease is mainly due to favorable movements from trade and other payables, partly offset by unfavorable movements in inventory and trade and other receivables, compared with the same period in 2020.

Transaction-related, start-up and other exceptional costs paid

Transaction-related, start-up and other exceptional costs paid in the six months ended June 30, 2021, decreased by $29 million to $38 million, compared with $67 million in the six months ended June 30, 2020. In the six months ended June 30, 2021, amounts paid of $38 million primarily related to transformation and other transaction-related costs, and costs related to the IT incident as described in note 19 – other information of the unaudited consolidated interim financial statements. In the six months ended June 30, 2020 amounts paid of $67 million primarily related to costs arising on the combination of the Group’s Food and Speciality Metal Packaging business with the business of Exal Corporation to form Trivium.

Income tax paid

Income tax paid during the six months ended June 30, 2021, was $19 million, which represents a decrease of $4 million, compared with $23 million in the six months period ended June 30, 2020. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Ardagh Group S.A.

Capital expenditure

	(in $ millions)
	Six months ended June 30,
	2021	2020
Ardagh Metal Packaging Europe	74	49
Ardagh Metal Packaging Americas	215	65
Ardagh Glass Packaging Europe	62	54
Ardagh Glass Packaging North America	78	62
Net capital expenditure	429	230

Capital expenditure for the six months ended June 30, 2021, increased by $199 million to $429 million, compared with $230 million for the six months ended June 30, 2020. The increase was primarily attributable to the Group’s growth investment program and also due to the timing of projects and furnace rebuild and repair activity. Capital expenditure for the six months ended June 30, 2021 includes $272 million related to the Group’s growth investment program.

In Ardagh Metal Packaging Europe, capital expenditure in the six months ended June 30, 2021 was $74 million compared with $49 million in the same period in 2020 with the increase primarily attributable to the Group’s growth investment program. In Ardagh Metal Packaging Americas capital expenditure in the six months ended June 30, 2021 was $215 million, compared with $65 million in the same period in 2020 with the increase primarily attributable to the Group’s growth investment program. In Ardagh Glass Packaging Europe, capital expenditure was $62 million in the six months ended June 30, 2021, compared with $54 million in the same period in 2020 with the increase mainly attributable to the timing of furnace rebuild and repair activity. In Ardagh Glass Packaging North America, capital expenditure was $78 million in the six months ended June 30, 2021, compared with $62 million in the same period in 2020, reflecting the timing of furnace rebuild and repair activity.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various highly reputable financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $456 million were sold under these programs at June 30, 2021 (December 31, 2020: $440 million).

Trade Payables Processing

Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Ardagh Group S.A.

Cautionary Statement Regarding Forward-Looking Statements

This report includes statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary Statements contained throughout this report.

Ardagh Group S.A.